Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 30, 2011
Registration Nos. 333-168312 and 333-173156
TERM SHEET

Issuer:	ValueVision Media, Inc.

Nasdaq Global Market Symbol:	VVTV

Securities offered by ValueVision:	8,250,000 shares of our common stock

Price to public:	$6.25 per share

Underwriting discount and commissions per share:	$0.361

Estimated net proceeds to ValueVision (after underwriting discounts and commissions and estimated offering expenses):	$48,334,250

Trade date:	March 30, 2011

Closing date:	April 4, 2011

Common stock outstanding after the offering*:	46,081,688

Over-allotment option:	The underwriters have a 30-day option to purchase up to 1,237,500 additional shares of common stock from ValueVision Media, Inc. to cover over-allotments, if any.

Underwriters:	Piper Jaffray & Co., as sole book-running manager, and Dougherty & Co. and Feltl and Company as co-managers.

Use of proceeds:	We intend to use the net proceeds from this offering to redeem the outstanding Series B Preferred Stock held by GE Equity Investments, Inc. (“GE Equity”) and, to the extent there are net proceeds remaining, for working capital and general corporate purposes, which may include capital expenditures. See the section titled “Use of Proceeds” beginning on page S-10 of the prospectus supplement.

*	Based on 37,831,688 shares of common stock outstanding as of the close of business on March 22, 2011 and excludes, as of the close of business on March 22, 2011:
     • 2,374,195 shares of common stock issuable upon the exercise of outstanding options under our 2004 Omnibus Stock Plan, with a weighted average exercise price of $5.72 per share;
     • 1,692,491 shares of common stock issuable upon the exercise of outstanding options under our 2001 Omnibus Stock Plan, with a weighted average exercise price of $6.01 per share;
     • 525,000 shares of common stock issuable upon the exercise of outstanding stock options issued to certain employees outside the Omnibus Stock Plans, with a weighted average exercise price of $3.58 per share; and
     • warrants to purchase up to 6,000,000 shares of common stock and warrants to purchase up to 14,744 shares of common stock issued to issued to GE Equity and NBCUniversal Media, LLC, formerly NBC Universal, Inc. (“NBCU”), respectively, in connection with our strategic alliance with GE Equity and NBCU; and
     • $4 million of our common stock to be issued to NBCU on May 15, 2011.
Except as otherwise indicated, information in this free writing prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to 1,237,500 additional shares of our common stock.
Capitalization
The following table sets forth our consolidated capitalization as of January 29, 2011:
•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 8,250,000 shares of common stock at a public offering price of $6.25 per share and the expected use of proceeds to redeem the outstanding Series B Preferred Stock, after deducting an underwriting discount and estimated offering expenses of $250,000 payable by us ($125,000 of which constitute fees and expenses of the underwriters that we have agreed to pay).
The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto incorporated by reference in the prospectus supplement and the accompanying prospectus.

	As of January 29, 2011
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$46,471	$47,461
Restricted cash and investments	4,961	4,961
Long-term payable	$4,894	$4,894
Term loan	25,000	25,000
Accrued dividends — Series B Preferred Stock	6,491	—
Series B Mandatory Redeemable Preferred Stock, $.01 per share par value, 4,929,266 shares authorized; Actual — 4,929,266 shares issued and outstanding, As adjusted — 0 shares issued and outstanding	14,599	—
Shareholders’ Equity:
Common Stock, $0.01 per share par value; 100,000,000 shares authorized
Actual — 37,781,688 shares outstanding, As adjusted — 46,031,688 shares outstanding	$378	461
Warrants to purchase 6,014,744 shares of common stock	602	602
Additional paid-in capital	337,421	385,673
Accumulated deficit	(255,249)	(281,503)
Total shareholders’ equity	$83,152	$105,232
Total capitalization	$134,136	$135,126
Dilution
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock upon completion of this offering. Historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets) less total liabilities, by the number of outstanding shares of our common stock. The historical net tangible book value of our common stock as of January 29, 2011 was approximately $82.2 million, or approximately $2.18 per share of common stock, based on the number of shares of common stock outstanding as of January 29, 2011.
Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered by us in this offering at the public offering price of $6.25 per share, and after deducting the underwriting discounts and commissions and estimated expenses of $250,000 payable by us ($125,000 of which constitute fees and expenses of the underwriters that we have agreed to pay), our as adjusted net tangible book value as of January 29, 2011 would have been approximately $104.3 million, or approximately $2.27 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $0.09 per share to existing common shareholders, and an immediate dilution of $3.98 per share to investors participating in this offering. The following table illustrates this per share dilution:

Public offering price per share		$6.25
Historical net tangible book value per share as of January 29, 2011	2.18
Increase in historical net tangible book value per share attributable to investors participating in this offering	0.09
As adjusted historical net tangible book value per share after this offering		2.27
Dilution per share to investors participating in this offering		$3.98
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Piper Jaffray & Co. at 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota 55402, or by calling 1-800-747-3924.